SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that it received, on February 1, 2018, from the Securities and Exchange Commission, the Official Letter No. 35/2018/ CVM/SEP/GEA-1, requesting clarifications regarding the news published in the magazine Época on January 27, 2018, Economics section, under the title: "Who investigates the investigator", which includes the affirmations transcribed at the end of this Market Announcement.

In compliance with the aforementioned Official Letter, the Company clarifies that:

1.   On December 6, 2017, Eletrobras published a Market Announcement about the ongoing investigation in the company, in which the company reported the associated costs, highlighting the most relevant ones.

2.   However, in spite of the total value of the investigation, about R$ 340 million, to be compliant with what was actually paid to Hogan Lovells and other service providers related to the cost of investigation, some values discriminated by subcontractors were below those actually paid, having been computed in the total attributed to the own office Hogan Lovells. This inconsistency was due to the type of contracting used, where Eletrobras acted as intervenient in the contractors between Hogan Lovells and subcontractors, which, in some situations, generated an accounting of amounts paid to subcontractors, under the item related to the contract with the office itself.

3.   After a meticulous tracking work of these payments, the following table reflects the amounts paid to each type of supplier, as described below.

4.   It should be noted that the activities carried out by the subcontractors are restricted to the investigation procedures of their specialization, object of the contract, being limited to the contracts in the enterprises of Eletrobras and its subsidiaries, considered sensitive due to Lava Jato unfoldings. No investigation procedure was carried out outside the acting limits of the companies of the Eletrobras System.

Hogan Lovells	95,021
Control Risks	61,255
Kroll	60,786
CIGI	5,842
Auditores Independentes	41,095
Outros Escritórios de Advocacia	53,397
Outros Consultores	22,496
Total on 09/30/2017	339,892

MARKET ANNOUNCEMENT

We are available for any clarifications that may be necessary.

Rio de Janeiro, February 05, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

Free Translation of the Official Letter nº 35/2018/CVM/SEP/GEA-1

Rio de Janeiro, February 1, 2018.

“Subject: Request for clarification on news.

Dear Officer,

1.             We refer to the news published on 01.27.2018, in the magazine Época, Economics section, under the title: "Who investigates the investigator", which contains the following affirmations:

In one of those bureaucratic market announcements that companies are required to make, one more among dozens emitted in 2017, Eletrobras has given to its Shareholders a satisfaction over a contract with an American law firm specialized in corporate investigation of corruption and accounting fraud called Hogan Lovells. But the text of December 7 was different from the others: it was longer, more detailed, more transparent even.

Investors, however, have not been told over 15 topics of the state-owned company's decision to increase the value of the contract, nor the exact amount to be paid to companies specializing in private espionage services - among them, the controversial Kroll. Eletrobras, the state-owned electricity company, the largest company in its business in Latin America, has misrepresented the amounts paid to Kroll, to Control Risks, and to major Brazilian law firms, all subcontracted by Hogan Lovells.

MARKET ANNOUNCEMENT

ÉPOCA obtained two contracts signed between Eletrobras and Hogan Lovells and two additives that readjusted initial values, terms and payments. There is expressed the amount destined for Kroll from January 2016: first, R$ 36.2 million, and then, with an additive, plus R$ 9 million, which totals R$ 45.2 million. The same occurred with Control Risks, a competitor of Kroll: R$ 35.8 million, with a subsequent increase of R$ 8.9 million, resulting in R$ 44.7 million. Large Brazilian law firms - WFaria, Pinheiro Neto and Torres Falavigna - pocketed an additional R$ 47.3 million.

The announcement from Eletrobras put all this in the account of Hogan Lovells and still reported numbers lower than those paid to subcontractors. Kroll is allocated with only R$ 13.4 million; the Brazilian law firms are not even discriminated. The state-owned company recognized the mistake and said it would "reclassify" the amounts to "better demonstrate" expenditures, but without changing the total value.

The partnership between Eletrobras and Hogan Lovells was established in mid-2015, when the state-owned company was in a very bad phase. Lava Jato had discovered its first focus of corruption outside Petrobras, more specifically at Eletronuclear, the subsidiary responsible for the construction of the Angra 3 nuclear power plant. The accumulated loss of Eletrobras hit the R$ 30 billion accumulated since 2012, and the indebtedness put in risk their ability to honor commitments.

The company then decided to sign a contract to investigate corruption practices in its ventures as a way to show the market transparency and commitment to avoid further losses in the future. The initial value of services - R$ 6.4 million - was harmless. But then came the readjustments, much like the business of the public sector. Eletrobras signed a new contract, 2,956% higher with Hogan Lovells, also made an addendum to this agreement without giving any explanation to the market and hid how much it actually spent with Kroll and other subcontractors.

Thus, the agreement with the office jumped from the initial R$ 6.4 million to R$ 235.5 million. It did not stop there. New expenses have come. Up to September last year, total expenditure on internal investigations had already reached R$ 340 million - it also included the fees of the members of the Independent Commission for Investigation Management, established to supervise the work of Hogan Lovells in which even the former president of the Federal Supreme Court (STF), Ellen Gracie, is part of. At the end of December 2017, Eletrobras informed the signing of a new contract with the american office of R$ 42.8 million. Expenditures on internal investigation will thus approach R$ 400 million.

MARKET ANNOUNCEMENT

The main contract provided for the state-owned company to make payments directly to Kroll, to Control Risks and to Brazilian firms. Kroll's spy services have a history of controversy in Brazil. In the early 2000s, the company was accused of espionage in the dispute between Opportunity bank and pension funds. The latest one involved an offensive by the then president of the Chamber of Deputies, Eduardo Cunha (PMDB-RJ), to try to get rid of Lava Jato. Petrobras' CPI, controlled by him, has hired Kroll to investigate whether the informers had hidden assets abroad as a way of trying to nullify collaborations. In practice, Eduardo Cunha used Kroll to intimidate and complicate the investigation. It imposed a five-year secrecy on the contract, and the company received just over $1 million for services.

The contract between Eletrobras and Hogan Lovells does not detail Kroll's role in internal investigations. According to the state-owned company, the function is to conduct interviews with employees, map the management of procurement and investment processes, test transactions. But it is a secret among the investigators that the company specializes in tracking down hidden bank accounts, assets registered in tax havens and overseas properties. Kroll in Brazil claimed "confidentiality issues" not to respond to the questions of ÉPOCA, same position of Control Risks and offices Pinheiro Neto and WFaria. Hogan Lovells did not position itself, nor did the Torres Falavigna office.

One of the two additives signed took into account a letter sent by Hogan Lovells to Eletrobras, asking for permission to "relocate contracted hours among the ten projects included in the scope of the investigation." According to the law firm, "some projects demanded work substantially greater than estimated in the commercial proposal, compared to other projects where few hours were incurred." The additive allowed an allocation of money among the projects listed, provided that the value attributed to each subcontractor was respected. Two months later, an additive readjusted the values and deadlines for the services.

Expenditures with internal investigations have several objectives, among them finding ways to prevent deviations from recurring and even recovering lost money. Eletrobras' internal research expenditures already account for almost 70% of what the state-owned company profited in the third quarter of 2017. It is higher than the company's losses from corruption in 2014 and 2015 at the Securities and Exchange Commission (SEC), regulator body of capital markets in the United States. The main contract was terminated in June of last year. Hogan Lovells needed more money, and the new contract for the "closure of investigations" may last until August. Despite all the spending, so far no conclusion about the corruption discovered at Eletrobras and its ventures came to the public.

MARKET ANNOUNCEMENT

2.            In this regard, we request a statement from the company regarding the veracity of the news and, if so, explain the reasons why it was not considered a Relevant Fact, as well as comment on other information considered important on the subject.

3.            We also remind you of the obligation set forth in the sole paragraph of article 4 of CVM Instruction No. 358/02, to inquire of the Company's management and controlling shareholders, as well as all other persons with access to relevant acts or relevant facts, with the purpose of ascertaining whether they would have knowledge of information that should be disclosed to the market.

4.            Such manifestation should occur through the system Empresas.NET, category: Comunicado ao Mercado, type: Esclarecimentos sobre questionamentos da CVM/B3, subject: Notícia Divulgada na Mídia, which should include the transcription of this letter.

5.            We hereby warn that, according to the Superintendence of Corporate Relations, in the use of its legal attributions, and based on item II of article 9, Law 6,385/76 and CVM Instruction 452/07, a fine of BRL 1,000.00 (one thousand reais) may be applied, without prejudice to other administrative sanctions, for non-compliance with the requirement contained in this letter, sent exclusively by e-mail, until 02.02.2018, notwithstanding the provisions of sole paragraph of art. 6 of CVM Instruction No. 358/02.

Regards,”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.